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10026975

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC Mail Processing Section

FEB 25 2010

Washington, DC
110

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52660

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2009 AND ENDING December 31, 2009
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Hunter Wise Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2361 Campus Drive, Suite 100
(No. and Street)

Irvine California 92612
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred Jager (949) 852-1700
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Haskell & White LLP
(Name – *if individual, state last, first, middle name*)

8001 Irvine Center Drive, Suite 300 Irvine California 92618
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ✓ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/10/2010
JD

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

State of California

County of Orange

On February 24, 2010 before me, Andrea Riggio, "Notary Public" (here insert name and title of the officer)

personally appeared Fred G. Jager

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/are subscribed to the within instrument and acknowledged to me that he/she/they executed the same in his/her/their authorized capacity(ies), and that by his/her/their signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

[signature]

Signature of Notary Public

ANDREA RIGGIO
COMM. # 1873909
NOTARY PUBLIC - CALIFORNIA
ORANGE COUNTY
My Comm. Expires Dec. 20, 2013

(Seal)

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

Audited Financial Statements for
(Title or description of attached document)

Hunter Wise Securities
(Title or description of attached document continued)

Number of Pages 11 Document Date 12/31/09

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

  (Title)
- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment.
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public).
- Print the name(s) of document signer(s) who personally appear at the time of notarization.
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they~~, is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording.
- The notary seal impression must be clear and photographically reproducible. Impression must not cover text or lines. If seal impression smudges, re-seal if a sufficient area permits, otherwise complete a different acknowledgment form.
- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
  - ❖ Indicate the capacity claimed by the signer. If the claimed capacity is a corporate officer, indicate the title (i.e. CEO, CFO, Secretary).
- Securely attach this document to the signed document

OATH OR AFFIRMATION

I, Fred Jager, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Hunter Wise Securities, LLC, as of December 31, 20 09, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ✓ (a) Facing Page.
- ✓ (b) Statement of Financial Condition.
- ✓ (c) Statement of Income (Loss).
- ✓ (d) Statement of Cash Flows
- ✓ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ✓ (g) Computation of Net Capital.
- ✓ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ✓ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ✓ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements
(with Report of the Independent Registered Public Accounting Firm)

Hunter Wise
Maximizing Corporate Value SM

Hunter Wise Securities, LLC

As of and for the Year Ended December 31, 2009

HUNTER WISE SECURITIES, LLC

Table of Contents

HASKELL & WHITE LLP
CERTIFIED PUBLIC ACCOUNTANTS AND BUSINESS ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member
Hunter Wise Securities, LLC

We have audited the accompanying statement of financial condition of Hunter Wise Securities, LLC (the "Company") as of December 31, 2009, and the related statements of income, changes in member's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Hunter Wise Securities, LLC as of December 31, 2009 and the results of its operations and its cash flows for of the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion of the basic financial statements taken as a whole. The information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Haskell & White LLP

HASKELL & WHITE LLP

Irvine, California
February 23, 2010

The Leading Edge Alliance member

8001 IRVINE CENTER DRIVE
SUITE 300 • IRVINE, CA 92618
949.450.6200 FAX 949.450.6201
www.hwcpa.com

HUNTER WISE SECURITIES, LLC

Statement of Financial Condition
As of December 31, 2009

ASSETS

Cash and cash equivalents	$	**60,085**
Marketable securities, at fair value (Note 2)		**622**
Prepaid expenses		**57,015**
Deposits		**840**
Total assets	$	**118,562**

LIABILITIES AND MEMBER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	**15,680**
Total liabilities		**15,680**
Commitments and contingencies (Note 4)		
Member's equity		**102,882**
Total liabilities and member's equity	$	**118,562**

See accompanying notes to financial statements.

HUNTER WISE SECURITIES, LLC

Statement of Income
For the Year Ended December 31, 2009

Revenues:		
Commission income	$	776,781
Investment advisory fees		87,750
Related party commission income (Note 3)		30,500
Total revenues		895,031
Expenses:		
Floor brokerage, exchange and clearance fees		750,499
Professional fees		34,040
Bad debt expense		32,954
Management fees (Note 3)		18,000
Other expenses		34,805
Total expenses		870,298
Net income	$	24,733

See accompanying notes to financial statements.

HUNTER WISE SECURITIES, LLC

Statement of Changes in Member's Equity
For the Year Ended December 31, 2009

		Member's Equity
Balance at December 31, 2008	**$**	**115,149**
Distributions to member		**(43,000)**
Contributions from member		**6,000**
Net income		**24,733**
Balance at December 31, 2009	**$**	**102,882**

See accompanying notes to financial statements.

HUNTER WISE SECURITIES, LLC

Statement of Cash Flows
For the Year Ended December 31, 2009

Cash flows from operating activities:		
Net income	$	24,733
Adjustments to reconcile net income to net cash provided by operating activities:		
Bad debt expense		32,954
Increase (decrease) in cash from changes in assets and liabilities:		
Interest receivable		5,000
Marketable securities, net		1,511
Prepaid expenses		18,000
Accounts payable and accrued expenses		(27,932)
Net cash provided by operating activities		54,266
Cash flows from financing activities:		
Distributions to member		(43,000)
Contributions from member		6,000
Net cash used in financing activities		(37,000)
Net decrease in cash and cash equivalents		17,266
Cash and cash equivalents, beginning of year		42,819
Cash and cash equivalents, end of year	$	60,085
Supplemental disclosures of cash flow information:		
Cash paid for interest	$	47
Cash paid for income taxes	$	9,800

See accompanying notes to financial statements.

Notes to Financial Statements
As of and for the Year Ended December 31, 2009

1. Basis of Presentation and Summary of Significant Accounting Policies

Business Structure and Nature of Operations

Hunter Wise Securities, LLC (the "Company"), was organized in the State of California on May 1, 2000. The Company is registered as a broker/dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and Securities Investors Protection Corporation ("SIPC"). The Company conducts business on a fully disclosed basis whereby the execution and clearance of trades are handled by another broker/dealer. The Company does not hold customer funds and/or securities.

The Company's focus is maximizing corporate value through facilitating liquidity events ranging from raising equity and placing debts to the sale of privately owned businesses and small-cap public companies.

The Company's sole member is Hunter Wise Financial Group, LLC (the "Parent").

The Company is treated as a disregarded entity for Federal and State income tax purposes. The Company's income and expenses are included in the tax returns of the Company's Parent. The Parent is treated like a partnership, therefore in lieu of business income taxes, the members of the Parent are taxed on the Company's taxable income. Therefore, no provision or liability for Federal income taxes is included in these financial statements. The Company is subject to gross receipts taxes and franchise fees in the state of California. Such taxes and fees are not material to the financial statements.

Use of Estimates

The presentation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue and Commissions

Investment advisory fees are recognized as earned on a pro rata basis over the term of the contract. Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur. Underwriting fees are recorded at the time the underwriting is completed and the income is reasonably determined and collectible.

1. Basis of Presentation and Summary of Significant Accounting Policies (continued)

Cash

For purposes relating to the statement of cash flows and classification on the statement of financial condition, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents. The Company maintains its cash in major banks. The Company maintains its cash in major banks. At various times during the year ended December 31, 2009, the Company's cash balances exceed the Federal Deposit Insurance Corporation ("FDIC") insured limits, which were temporarily raised on October 10, 2008 to $250,000, and will return to $100,000 on January 1, 2014. The Company has not experienced and does not anticipate any losses relating to these amounts.

Marketable Securities

The Company's investments in marketable securities are held principally for the purpose of selling in the near term. These investments are valued at fair value on the statement of financial condition. Mark-to-market accounting is used for purposes of determining unrealized gain/loss on security positions in investment accounts.

Recent Accounting Pronouncements

In June 2009, the FASB issued the FASB Accounting Standards Codification ("ASC") for financial statements issued for interim and annual periods ending after September 15, 2009, which was effective for the Company's financial statements as of and for the year ended December 31, 2009. The Codification became the single authoritative source for GAAP. Accordingly, previous references to GAAP accounting standards are no longer used in the Company's disclosures, including these notes to the financial statements. The Codification does not affect the Company's financial position, cash flows, or results of operations.

Subsequent Events

In May 2009, the FASB issued new standards for subsequent events, which establishes general standards of accounting for and disclosure of events that occur after the statement of financial condition date but before financial statements are issued or are available to be issued. The Company adopted the new standards for financial reporting purposes as of and for the year ended December 31, 2009. As the pronouncement only requires additional disclosures, the adoption did not have an impact on the Company's financial position, results of operations or cash flows. The Company's management evaluated subsequent events through February 23, 2010.

2. Marketable Securities

Marketable securities consist of restricted corporate stocks. At December 31, 2009, the stocks are recorded at their fair value of $622. These securities are treated as non-allowable assets in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule.

3. Related Party Transactions

The Company and the Parent share personnel, administrative expenses, and office space. All costs incurred for such shared expenses are paid by the Parent and reimbursed by the Company in accordance with an administrative services agreement. For the year ended December 31, 2009 the Company incurred $18,000 in administrative expenses paid to the Parent.

The Company also received $30,500 in investment advisory fees during the year ended December 31, 2009 from a limited liability company in which the Parent is a member.

4. Commitments and Contingencies

Concentration of Credit Risk

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker/dealers, banks, and other financial institutions. In the event counter-parties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends upon the creditworthiness of the counter-party or issuer of the instrument. To mitigate the risk of loss, the Company maintains its accounts with credit worthy customers and counter-parties.

5. Net Capital

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on December 31, 2009, the Company had net capital of $41,681, which was $36,681 in excess of its required net capital of $5,000; and the Company's ratio of aggregate indebtedness ($15,680) to net capital was 0.38 to 1, which is less than the 15 to 1 maximum ratio allowed for a broker/dealer. See Supplemental Schedule I.

SUPPLEMENTAL INFORMATION

HUNTER WISE SECURITIES, LLC

Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of December 31, 2009

Computation of Net Capital

Total member's equity		$ 102,882
Less: Non-allowable assets		
Prepaid expenses	(57,015)	
Marketable securities, at market value	(622)	
Deposits	(840)	
Other	(2,724)	
Total non-allowable assets		(61,201)
Net capital		41,681

Computation of Net Capital Requirements

Minimum net capital requirements (6 2/3 percent of net aggregate indebtedness)	1,045	
Minimum dollar net capital required	5,000	
Net capital required (greater of above)		(5,000)
Excess net capital		$ 36,681
Ratio of aggregate indebtedness to net capital	0.38 : 1	

There was no material difference between net capital shown here and net capital as reported on the Company's unaudited Form X-17A-5 report dated December 31, 2009.

See report of independent registered public accounting firm.

HUNTER WISE SECURITIES, LLC

Schedule II - Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 As of December 31, 2009

A computation of reserve requirement is not applicable to Hunter Wise Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See report of independent registered public accounting firm.

HUNTER WISE SECURITIES, LLC

Schedule III - Information Relating to Possession or Control Requirements Under Rule 15c3-3 As of December 31, 2009

Information relating, to possession or control requirements is not applicable to Hunter Wise Securities, LLC as the Company qualifies for exemption under Rule 15c3-3 (k)(2)(ii).

See report of independent registered public accounting firm.